



ITW Conference Call
Second Quarter 2013

July 23, 2013

SOLID GROWTH. STRONG RETURNS. BEST-IN-CLASS OPERATOR.



Forward-Looking Statements

ITW

Safe Harbor Statement

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding the expected impact and timing of strategic initiatives and related benefits, future pension charges, operating performance, growth in free operating cash flow, organic and total revenue, operating margin growth, diluted income per share from continuing operations, restructuring expenses and related benefits, tax rates, exchange rates, share repurchases, end market conditions, and the Company's related 2013 forecasts. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated. Important risks that could cause actual results to differ materially from the Company's expectations include those that are detailed in ITW's Form 10-K for 2012.

Non-GAAP Measures

The Company uses certain non-GAAP measures in discussing the Company's performance. The reconciliation of those measures to the most comparable GAAP measures is contained throughout this presentation and is also available at our website www.itw.com under "Investor Relations".

Conference Call Playback



- ● **Replay number: 800-308-7855; No pass code necessary**

- ● **Telephone replay available through midnight of August 6, 2013**

- ● **Webcast / PowerPoint replay available at www.itw.com**

- ● **Supplemental financial and investor information will be available on the ITW website under the "Investor Relations" tab**

Enterprise Strategy Update



- ITW continues to execute its 2012-2017 Enterprise Strategy

- Overall execution is on track and operational benefits are being realized. Impact will continue to accelerate as we move through 2013 and beyond.

- Enterprise Strategy initiatives +60 bps operating margin impact Q2 2013

Portfolio Management

- Completed sale of several businesses within discontinued operations
- Closed two acquisitions in July: a Chinese food equipment business and a European consumer packaging equipment supplier
- Strategic review of Industrial Packaging segment ongoing

Business Structure Simplification

- Execution continues across organization
- Majority of simplification benefits expected in 2013/2014

Strategic Sourcing

- Staffing of segment and commodity leaders continuing
- Wave 1 and 2 programs focused on both direct and indirect savings
- Larger impacts expected in 2014 and beyond

Financial Performance Goals (by 2017):
- Organic growth: 200 bps above global IP   - ROIC: 20%+   - Operating margins: 20%+

SOLID GROWTH. STRONG RETURNS. BEST-IN-CLASS OPERATOR.

Q2 GAAP to Non-GAAP Reconciliations



$ in Millions, except per share amounts	Q2 2013				Q2 2012			
	Total Revenue	**Operating Income**	**Operating Margin**	**Diluted EPS**	**Total Revenue**	**Operating Income**	**Operating Margin**	**Diluted EPS**
Actual Results (GAAP)	**$4,219**	**$702**	**16.6%**	**$1.03**	**$4,463**	**$758**	**17.0%**	**$1.09**
Pension Settlement Charge	-	(34)	-80 bps	(0.05)	-	-	-	-
Decorative Surfaces operating results	-	-	-	-	286	48	-	0.07
Adjusted Results (Non-GAAP)	**$4,219**	**$736**	**17.4%**	**$1.08**	**$4,177**	**$710**	**17.0%**	**$1.02**

Q2 2013 Growth vs. 2012 (Non-GAAP)   *1.0%*   *3.7%*   *+40 bps*   *6.0%*

- In Q2, 2013, recognized a $34 million pretax pension settlement charge

- Primarily tied to higher lump sum pension payments related to the exit of Decorative Surfaces employees from the ITW pension plan

- Not expecting any significant pension impact for the remainder of the year

Q2 2013 Highlights



$ in Millions, except per share amounts	Q2 2013	Q2 2012	F/(U)
GAAP			
Operating Revenues	$ 4,219	$ 4,463	-5.5%
Operating Income	$ 702	$ 758	-7.5%
% of Revenues	*16.6%*	*17.0%*	*-40 bps*
Diluted EPS from Continuing Operations	$ 1.03	$ 1.09	-5.5%
Free Operating Cash Flow *	$ 554	$ 409	35.5%
Non-GAAP *			
Operating Revenues	$ 4,219	$ 4,177	1.0%
Operating Income	$ 736	$ 710	3.7%
% of Revenues	*17.4%*	*17.0%*	*40 bps*
Diluted EPS from Continuing Operations	$ 1.08	$ 1.02	6.0%

- **Adjusted total operating revenue increased 1.0%**

- **Adjusted organic revenue flat; By category:**
  - **Equipment sales: -4%**
  - **Consumable sales: 1%**

- **Adjusted operating margins +40 bps, excluding pension settlement charge**

- **Met Company forecasted Q2 adjusted EPS of $1.08; 6% growth vs. adjusted Q2 2012 EPS**

- **Tax rate of 29%**

* See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

SOLID GROWTH. STRONG RETURNS. BEST-IN-CLASS OPERATOR.



Q2 2013 vs. 2012 Operating Results

ITW

	F/(U) to Prior Year Total Revenue	Operating Income	Operating Margin
Organic (Base) Business			
Operating Leverage	-	-0.1%	-
Changes in Variable Margin & Overhead Costs	-	6.5%	100 bps
Total Organic (Base)	-	6.4%	100 bps
Acquisitions	1.0%	0.4%	-10 bps
Restructuring	-	-3.3%	-60 bps
Translation	-	0.2%	10 bps
Adjusted Total	**1.0%**	**3.7%**	**40 bps**
Pension Settlement Charge	-	-4.4%	-80 bps
Decorative Surfaces	-6.5%	-6.8%	-
Total	**-5.5%**	**-7.5%**	**-40 bps**

- **International organic revenues up 1.1%; North America declined 1.0%**
- **Base operating margin +100 bps:**
  - **Enterprise initiatives: +60 bps**
  - **Price/cost: +50 bps**
- **Q2 restructuring expense of $38M; $25M higher than last year, -60 bps operating margin impact**









Working Capital & Cash Flow

Net Trade Receivables & DSO *
$2,886
$2,907
62.2
62.0
Q2 2012
Q2 2013
Trade Receivables
DSO

Inventory & MOH *
$1,572
$1,490
1.8
1.7
Q2 2012
Q2 2013
Inventory
MOH

Avg. Invested Capital & Adjusted ROIC **
$13,157
$12,412
15.4%
16.1%
Q2 2012
Q2 2013
Avg. Invested Capital
Adjusted ROIC

$ in Millions	Q2 2012	Q2 2013
Net cash provided by operating activities	$ 509	$ 643
Additions to plant and equipment	(100)	(89)
Free Operating Cash Flow ***	$ 409	$ 554

FY 2013 Free Operating Cash Flow conversion forecasted to be close to 100% of Income from Continuing Operations

* Excludes Decorative Surfaces and discontinued operations
** Excludes Decorative Surfaces. See the Appendix for the reconciliation from GAAP to non-GAAP measurements.
*** See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

Capital Structure



Capital Allocation Priorities

- **1. Organic Investments**
- **2. Dividends $171M YTD**
- **3. External Investments**
  - **Share Repurchases $676M June YTD**
  - **Acquisitions $95M June YTD**

- **Organic investments continue to focus on key growth platforms and emerging market opportunities**

- **$310M of share repurchases in Q2; Full year forecast $1B+**

- **Acquired approximately $130M annualized revenues through June YTD**

- **Jan 2013 $174M dividend payment accelerated to 4Q 2012**

Total Debt to Capital

Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013
33%	33%	32%	33%	33%

Total Debt to Adjusted EBITDA*

Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013
1.4	1.5	1.5	1.5	1.5

* See the Appendix for the reconciliation from GAAP to non-GAAP measurements.





ITW Worldwide

International

1%

0% — Total Company

-1% — North America

0% — North America

1% / 2% — International

-1% — EMEA

0% — EMEA

3% / 3% — Asia Pacific

19% / 27% — South America

■ Organic (Base) Growth   ■ Total Growth

- **International organic revenue growth offset by decline in North America**

- **Europe down only 1%**

- **Asia Pacific region reflects strong double digit performance from China and India; Australia/New Zealand growth low single digits**

- **South American performance reflects stronger than expected growth in Brazil**

Note: Excludes Decorative Surfaces 2012 revenue and impact of currency

Q2 2013 Segment Results



$ in Millions	Q2 2013				F/(U) vs. prior year		
	Total Revenue	Operating Income	Operating Margin	Adjusted Operating Margin *	Total Revenue	Organic (Base) Revenue *	Operating Margin
Test & Measurement and Electronics	$ 542	$ 74	13.7%	17.7%	-8.5%	-9.1%	-200 bps
Automotive OEM	614	126	20.6%	20.7%	12.3%	11.6%	70 bps
Polymers & Fluids	527	95	18.1%	21.9%	-4.2%	-3.6%	150 bps
Food Equipment	491	92	18.7%	19.4%	3.0%	1.4%	230 bps
Welding	480	128	26.5%	27.1%	2.4%	0.0%	60 bps
Construction Products	453	62	13.8%	14.5%	0.0%	0.3%	40 bps
Specialty Products	506	113	22.4%	24.0%	5.2%	1.6%	40 bps
Industrial Packaging	619	73	11.8%	12.7%	-0.6%	-1.0%	-80 bps
Intersegment	(13)						
Total Segments	**$ 4,219**	**$ 763**	**18.1%**	**19.7%**	**1.0%**	**0.0%**	**50 bps**
Decorative Surfaces					-100.0%	-100.0%	-
Unallocated **	-	(61)					
Total Company	**$ 4,219**	**$ 702**	**16.6%**	**18.2%**	**-5.5%**	**0.0%**	**-40 bps**

Note: Adjusted operating margin excludes intangible amortization and other non-cash acquisition accounting items.
* See the Appendix for the reconciliation from GAAP to non-GAAP measurements.
** Includes $34M pension settlement charge

SOLID GROWTH. STRONG RETURNS. BEST-IN-CLASS OPERATOR.



Q2 2013 Segment Commentary

ITW

Organic Revenue Y/O/Y % Changes / Key Business Trends	
Test & Measurement and Electronics	~ Total Electronics: -16%, due to difficult "comps" and softness in the electronics assembly business (-38%) ~ Test & Measurement WW: -2%
Automotive OEM	~ Auto OEM WW: 12% - NA: 7% - International: 16% - Europe: 11%, ITW outperforms European auto builds - Asia Pacific: 21%, due to robust China auto build / penetration ~ Auto builds: NA: 6%, Europe: 1%, China: 11%, WW: 3%
Polymers & Fluids	~ WW Polymers & Hygiene: -4%, PLS activities continue; "comps" ease in 2013 2nd half of year ~ WW Fluids: -4% ~ WW Auto Aftermarket: -2%
Food Equipment	~ WW Food Equipment: 1% ~ Food Equipment NA: 5% - Equipment: 4%; - Service: 5% ~ Food Equipment International: -2% - Equipment: -7%, cooking and refrigeration slows in France, Italy, and U.K. - Service: 7%
Welding	~ WW: 0% ~ NA: 1%, due to new products for commercial welding ~ International: -2%, as Asia Pacific remains challenging
Construction Products	~ Construction NA: 2% (U.S. residential and renovation construction were positive; commercial construction modestly negative) ~ Construction International: -1%, Europe: -4%, Asia Pacific: 3%
Specialty Products	~ Consumer Packaging: 2% ~ Appliance WW: -4%
Industrial Packaging	~ Total Industrial Packaging NA: -3% ~ Total Industrial Packaging International: 1%

Note: WW = Worldwide; NA = North America; PLS = Product Line Simplification

SOLID GROWTH. STRONG RETURNS. BEST-IN-CLASS OPERATOR. 12

2013 Guidance



	Q3	Full Year	
	Forecast	**April Fcst**	**July Fcst**
Total Revenue *	3% - 5%	2% - 4%	0.5% - 2.5%
Organic Revenue Growth		0% - 2%	(1%) - 1%
Diluted EPS from Continuing Operations	$1.06 - $1.16	$4.15 - $4.35	$4.10 - $4.30
*% F/(U) to 2012 Diluted EPS from Continuing Operations**	*4% - 14%*	*12% - 18%*	*11% - 16%*
Operating Margins		16.9% - 17.3%	16.9% - 17.3%
Tax Rate		28.5% - 29.5%	28.5% - 29.5%
Restructuring	$40 - $45M	$120 - $135M	$120 - $135M
Share Repurchases		$850M+	$1B+



* Growth comparisons are to 2012 Non-GAAP results. See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

Q&A

Appendix:

GAAP to Non-GAAP Reconciliations & Segment Tables

Appendix
2012 GAAP to Non-GAAP Reconciliations



$ in Millions, except per share amounts	Q3 2012			2012 Full Year		
	Total Revenue	**Operating Income**	**Diluted EPS**	**Total Revenue**	**Operating Income**	**Diluted EPS**
Actual Results (GAAP)	**4,337**	**752**	**$ 1.08**	**17,224**	**2,806**	**$ 5.21**
Decorative Surfaces net gain	-	-	-	-	-	1.34
Decorative Surfaces equity interest (2012)	-	-	-	-	-	(0.04)
Decorative Surfaces operating results	267	41	0.06	921	143	0.21
Actual Results (Non-GAAP)	**$4,070**	**$711**	**$1.02**	**$16,303**	**$2,663**	**$3.70**



Appendix

Adjusted Return on Average Invested Capital

The Company uses adjusted return on average invested capital ("adjusted ROIC") to measure the effectiveness of its operations' use of invested capital to generate profits. Operating income excludes the operating income of the former Decorative Surfaces segment. Invested capital represents the net assets of the Company, excluding cash and equivalents and outstanding debt, which are excluded as they do not represent capital investment in the Company's operations, as well as the Company's net investment in the former Decorative Surfaces segment and subsequent equity investment in the WilsonArt business. Average invested capital is calculated using balances at the start of the period and at the end of each quarter.

$ in Millions	Q2 2012	Q2 2013
Adjusted Operating Income	$ 710 *	$ 702
Taxes: (29% for 2012 & 29% for 2013)	(206)	(204)
Adjusted Operating Income After Taxes	$ 504	$ 498
Invested capital at end of period:		
Trade receivables	$ 3,164	$ 2,907
Inventories	1,796	1,490
Net Plant and Equipment	2,067	1,936
Goodwill and Intangible Assets	7,824	7,491
Accounts payable and Accrued expenses	(2,264)	(2,053)
Net assets held for sale	71	171
Other, net	657	593
Invested capital	13,315	12,535
Adjustment for Decorative Surfaces	(296)	(171)
Total adjusted invested capital	$ 13,019	$ 12,364
Average invested capital	$ 13,157	$ 12,412
Return on average invested capital	15.4%	16.1%

* See slide 5 for the reconciliation from GAAP to non-GAAP measurements



Appendix
Free Operating Cash Flow

The Company uses free operating cash flow to measure cash flow generated by operations that is available for dividends, acquisitions, share repurchases and debt repayment. Free operating cash flow represents net cash provided by operating activities less additions to plant and equipment.

For further information on free operating cash flow, see the Company's annual report on Form 10-K for 2012.

$ in Millions	Q2 2012	Q2 2013
Net cash provided by operating activities	$ 509	$ 643
Additions to plant and equipment	(100)	(89)
Free Operating Cash Flow	$ 409	$ 554

Total Debt to Adjusted EBITDA

The Company uses the ratio of total debt to adjusted EBITDA to measure its ability to repay its outstanding debt obligations. The ratio of total debt to adjusted EBITDA represents total debt divided by income from continuing operations before interest expense, gain on sale of interest in Decorative Surfaces, other income (expense), income taxes, depreciation, and amortization and impairment of goodwill and other intangible assets on a trailing twelve month (TTM) basis.

For further information on total debt to adjusted EBITDA, see the Company's annual report on Form 10-K for 2012.

$ in Millions	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013
Short-term debt	$ 1,438	$ 424	$ 459	$ 456	$ 1,301
Long-term debt	3,468	4,572	4,589	4,556	3,771
Total debt	$ 4,906	$ 4,996	$ 5,048	$ 5,012	$ 5,072
Income from continuing operations (TTM)	$ 1,889	$ 1,916	$ 2,464	$ 2,459	$ 2,404
Add:					
Interest expense	202	206	213	223	232
Gain on sale of interest in Decorative Surfaces	-	-	(933)	(933)	(933)
Other income (expense)	(66)	(41)	(14)	(52)	(39)
Income taxes	754	756	1,076	1,075	1,052
Depreciation	332	325	323	318	315
Amortization and impairment of goodwill and other intangible assets	273	277	278	277	270
Adjusted EBITDA (TTM)	$ 3,384	$ 3,439	$ 3,407	$ 3,367	$ 3,301
Total Debt to Adjusted EBITDA	**1.4**	**1.5**	**1.5**	**1.5**	**1.5**

SOLID GROWTH. STRONG RETURNS. BEST-IN-CLASS OPERATOR.



Appendix

Segment Results Q2 2013 vs. 2012

Total Revenue	Test & Measurement & Electronics	Automotive OEM	Polymers & Fluids	Food Equipment	Welding	Construction	Specialty Products	Industrial Packaging
Total Organic (Base)	**-9.1%**	**11.6%**	**-3.6%**	**1.4%**	**-**	**0.3%**	**1.6%**	**-1.0%**
Acquisitions	0.9%	-	-	1.5%	2.2%	0.3%	3.6%	0.3%
Divestitures	-	-	-	-	-	-0.6%	-	-
Translation	-0.3%	0.7%	-0.6%	0.1%	0.2%	-	-	0.1%
Total Revenue	**-8.5%**	**12.3%**	**-4.2%**	**3.0%**	**2.4%**	**0.0%**	**5.2%**	**-0.6%**

Operating Margin	Test & Measurement & Electronics	Automotive OEM	Polymers & Fluids	Food Equipment	Welding	Construction	Specialty Products	Industrial Packaging
Organic (Base) Business								
Operating Leverage	-290 bps	170 bps	-100 bps	40 bps	-	10 bps	40 bps	-30 bps
Changes in Variable Margin & Overhead Costs	160 bps	-40 bps	290 bps	230 bps	130 bps	300 bps	30 bps	-20 bps
Total Organic (Base)	**-130 bps**	**130 bps**	**190 bps**	**270 bps**	**130 bps**	**310 bps**	**70 bps**	**-50 bps**
Acquisitions	-	-	-	-30 bps	-70 bps	-	-20 bps	-
Restructuring	-70 bps	-80 bps	-30 bps	-20 bps	10 bps	-280 bps	-10 bps	-30 bps
Translation	-	20 bps	-10 bps	10 bps	-10 bps	10 bps	-	-
Total Operating Margin	**-200 bps**	**70 bps**	**150 bps**	**230 bps**	**60 bps**	**40 bps**	**40 bps**	**-80 bps**



Appendix
Operating Margin % Reconciliation

Q2 2013	Test & Measurement & Electronics	Automotive OEM	Polymers & Fluids	Food Equipment	Welding	Construction	Specialty Products	Industrial Packaging
Operating Margin %	**13.7%**	**20.6%**	**18.1%**	**18.7%**	**26.5%**	**13.8%**	**22.4%**	**11.8%**
Amortization of intangible assets & other non-cash acquisition accounting items	4.0%	0.1%	3.8%	0.7%	0.6%	0.7%	1.6%	0.9%
Adjusted Operating Margin %	**17.7%**	**20.7%**	**21.9%**	**19.4%**	**27.1%**	**14.5%**	**24.0%**	**12.7%**